Exhibit 99.1
FOR IMMEDIATE RELEASE

Given Imaging Receives FDA Clearance for
Next Generation PillCam® SB 3

- Improved PillCam SB technology provides a more detailed and efficient small bowel examination for patients with conditions such as Crohn’s disease and obscure GI bleeding –

YOQNEAM, ISRAEL, August 13, 2013-- Given Imaging Ltd, (NASDAQ: GIVN), a world leader in GI medical devices and the pioneer of capsule endoscopy, today announced that the United States Food and Drug Administration (FDA) has granted 510(k) clearance for the next generation PillCam, SB 3, to detect and monitor small bowel abnormalities associated with Crohn’s disease, obscure gastrointestinal (GI) bleeding and iron deficiency anemia.

“With more than 2 million procedures conducted since the first generation of the product was introduced, PillCam SB has had a significant impact on patient care in the U.S. and across the globe,” said Homi Shamir, President and CEO, Given Imaging.  “We believe PillCam SB 3 will both enhance the clinical experience for our large base of existing U.S. customers and expand the market for this product among new physicians who have not been performing PillCam procedures.”

The PillCam SB 3 system combines a 30% improvement in image resolution with adaptive frame rate technology to deliver more detailed small bowel images and coverage.  In addition, PillCam SB 3’s video processing engine has been significantly improved.  Proprietary algorithms in the system’s new software enable even smarter video compilation that is 40% more efficient than PillCam SB 2.

“Patients with complicated diseases involving the small bowel, such as Crohn's disease, often struggle to comprehend what is happening inside their bodies and how it can be better managed,” said Felice H. Schnoll-Sussman, M.D., Director, Jay Monahan Center for Gastrointestinal Health, New York-Presbyterian Weill Cornell Medical Center.  “The improved image resolution and overall efficiency of the PillCam SB 3 system in capturing and analyzing images of the small bowel has potential to have a meaningful impact on patient care.”

“Our goal as we set out to reimagine and improve the PillCam platform was not just to provide physicians with more information, but to provide them with better and more actionable information.  By delivering more detail, more coverage and improving the overall efficiency of our technology platform, we have achieved this with PillCam SB 3,” said Homi Shamir.  “Given Imaging is committed to helping physicians integrate PillCam SB 3 into clinical practice and improving patient access to this new innovative technology both in the U.S. and across the globe.”

The U.S. clearance of PillCam SB 3 represents the second regulatory milestone for Given Imaging in 2013.  In July, the Company reported that PillCam COLON has been cleared by Japan's Pharmaceuticals & Medical Devices Agency.  PillCam SB 3 will be available in the U.S. beginning in Q4 2013.

About PillCam® SB 3
The PillCam SB 3 capsule is a minimally invasive procedure to visualize and monitor small bowel abnormalities associated with Crohn's disease, iron deficiency anemia (IDA) and obscure GI bleeding (OGIB). The PillCam measures 11 mm x 26 mm and weighs less than four grams. Now in its third generation, PillCam SB 3 contains an imaging device and light source and transmits images at a rate between two and six images per second.  Initially cleared by the U.S. Food and Drug Administration in 2001, PillCam SB is an accurate, patient-friendly tool used in patients two years and older by physicians to visualize the small bowel. PillCam SB 3 builds on Given Imaging’s unique expertise and collaborative efforts as an industry leader that includes more than 2 million uses of PillCam capsules in patients worldwide and more than 1,900 clinical studies.

The risks of PillCam capsule endoscopy include capsule retention, aspiration and skin irritation. Endoscopic placement may present additional risks. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan™ high-resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z, and the SmartPill® GI monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the Company exploring strategic alternatives and considering possible strategic transactions involving the Company. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

For further information contact:
Chantal Beaudry/Martyna Gawrych
Lazar Partners Ltd.
cbeaudry@lazarpartners.com
mgawrych@lazarpartners.com
212-867-1762

Investor Contact:
David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
212-867-1762

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com